Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

GKN strategy update Anne Stevens, Phil Swash and Jos Sclater

INTERNAL USE ONLY

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGUALTIONS OF THAT JURISDICTION.

This presentation has been prepared by GKN pie (“GKN”) for the benefit of its employees in connection with (i) its new strategy and transformation plan along with its cash improvement initiative (“Project Boost”); and (ii.) the proposed combination of the GKN Driveline business with Dana Inc (“Dana”) to create Dana plc (the “Combined Group”) (together, the “Proposed Transaction”) and the role of GKN as pure play Aerospace business (the “GKN Role”). By accepting these presentation slides, and attending this presentation, you agree to the conditions set out below. This presentation is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, whether pursuant to this presentation or otherwise. The statements contained in these presentation slides are not to be construed as legal, business, financial or tax advice. The release, publication or distribution of these presentation slides in or into jurisdiction other than the UK may be restricted by law and therefore persons into whose possession these presentation slides come who are not resident in the UK should inform themselves about, and observe, any applicable restrictions. Shareholders who are in any doubt regarding such matters should consult an appropriate independent adviser in the relevant jurisdiction without delay. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Gleacher Shacklock LLP (“Gleacher Shacklock”), which is authorised and regulated by the Financial Conduct Authority (“FCA”) in the United Kingdom (“UK”), is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this presentation and will not be responsible to anyone other than GKN for providing the protections afforded to clients of GIeacher Shacklock or for providing advice in connection with the subject matter of this presentation or any other matter referred to therein.

J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the UK. J.P. Morgan Cazenove is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this presentation and will not regard any other person as its client in relation to the matters set out in this presentation and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to any matter referred to therein.

UBS Limited (“UBS”) is authorised by the PRA and regulated by the FCA and the PRA in the UK. UBS is acting exclusively as financial adviser to GKN and no one else for the purpose of the matters set out in this presentation and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the subject matter of these presentation slides or any transaction, arrangement or other matter referred to herein.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement about the Proposed Transaction

These presentation slides contain forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this document may include statements about the expected effects of the Proposed Transaction on GKN, Dana and/or the Combined Group, the anticipated timing and benefits of the Proposed Transaction and Project Boost, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,’’ “may,’’ “anticipates,” “estimates,” “projects “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to the completion of the Proposed Transaction and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transactions on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN’s or Dana’s businesses; the risk that disruptions from the Proposed Transaction will harm GKN’s or Dana’s business; the the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; GKN’s ability to implement Project Boost on the anticipated term and schedule; and other factors detailed in GKN’s annual report and accounts for the financial year ended 31 December 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption “Risk Factors”. Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or the Combined Group undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

Disclaimer and other information

Other

Some statements in respect of Project Boost, the Proposed Transaction and the GKN Role relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, any targets, actions or outcomes referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. Except as expressly stated, nothing in this presentation constitutes a quantified financial benefits statement, profit forecast or profit estimate for the purposes of Rule 28 of the City Code on Takeovers and Mergers (the “City Code”). Each of the GKN directors, whose names are set out on the “Board of Directors” page of the GKN website at www.gkn.com/en/about-gkn/leadership/the-board (the “Directors”), accepts responsibility for the information contained in this presentation. To the best of the Directors’ knowledge and belief (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and, where appropriate, does not omit anything likely to affect the import of such information. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this presentation may vary slightly from the actual arithmetic totals of such data.

Cautionary statement for the GKN Role

These presentation slides contain statements in relation to the GKN Role that are or may be forward-looking with respect to the financial condition, results of operations and businesses and achievements of GKN. These statements in relation to the GKN Role can be identified by the use of forward-looking terminology such as “believe”, ”anticipate”, “expect”, “prospect”, “estimated”, “should”, “may” or the negative thereof, or other variations thereof, or comparable terminology indicating expectations or beliefs concerning future events. These forward-looking statements in relation to the GKN Role include risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could or may cause actual results, achievements or developments to differ materially from those expressed or implied by such forward-looking statements. GKN assumes no obligation to update or correct the information contained in these presentation slides in relation to GKN Role, whether as a result of new information, future events or otherwise, except to the extent required by law or regulation. The statements contained in these presentation slides are made as at the date of this presentation, unless some other time is specified in relation to them, and delivery of this presentation shall not give rise to any implication that there has been no change in the facts set out in these presentation slides since such date. Unless expressly stated otherwise, no statement in this presentation is intended as a profit forecast or estimate for any period and no statement in this presentation should be interpreted to mean that cash flow from operations, free cash flow, earnings or earnings per share for GKN for the current or future financial years would necessarily match or exceed the historical published cash flow from operations, free cash flow, earnings or earnings per share of GKN.

Certain information regarding participants

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth on its website as described above and Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus, the Proxy Statement and Circular regarding the Proposed Transaction when it becomes available.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockolders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that the Combined Group will file with the SEC a registration statement, containing a prospectus with respect to the Combined Group’s ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana’s stockholders (the “Proxy Statement”), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, in connection with the Proposed Transaction, it is intended that GKN will mail a Circular to its shareholders. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND THE COMBINED GROUP.

Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or the Combined Group will be made available free of charge on Dana’s Investor Relations Website.

Disclaimer and other information

GKN Driveline1 and Dana - a world leader in driveline  Complementary businesses, well-positioned in future vehicle technologies Compelling strategic rationale - creates a world leader in driveline Highly attractive financial transaction for GKN shareholders  1GKN Driveline comprises GKN’s Driveline division, GKN’s 59% shareholding in Zhongyuan Cylinder Liners and its 19.8% shareholding in Nanjing FAYN Piston Ring Co. Limited.”
GKN Driveline1 and Dana - a world leader in driveline  Complementary businesses, well-positioned in future vehicle technologies Compelling strategic rationale - creates a world leader in driveline Highly attractive financial transaction for GKN shareholders  1GKN Driveline comprises GKN’s Driveline division, GKN’s 59% shareholding in Zhongyuan Cylinder Liners and its 19.8% shareholding in Nanjing FAYN Piston Ring Co. Limited.”

Both GKN Driveline and Dana have a strong heritage in automotive GKN Driveline Dana 50+ years 100+ years Established 1966 Founded 1904

Both GKN Driveline and Dana have employees and plants across the globe, where our customers need us to be  GKN Driveline ~35,000 Employees 61 Manufacturing facilities in 23 Countries Dana ~30,000 Employees 139 Major facilities in 33 Countries ~65,000 combined employees worldwide

Together, GKN Driveline and Dana are an attractive fit Passenger vehicle Heavy vehicle Off-highway  FWD AWD RWD 4WD Commercial Mass transit Agriculture Construction  (premium) (premium)  (standard) (standard)

Combination of GKN Driveline and Dana creates a world leader in driveline  Revenue, £bn 1 11.0 2  All peer revenue figures sourced from the latest full year annual reports or investor presentations with Schaeffler Automotive being the sum of the OEM and Automotive Aftermarket revenue. 2017 Financials converted at 2017 average exchange rate of 1.29 USD/GBP, 1.14 EUR/GBP, 1.67 CAD/GBP; 2016 financials converted at 2016 average exchange rate of 1.36 USD/GBP, 1.22 EUR/GBP, 1.79 CAD/GBP 1 Latest available annual reported figures in local currency and local GAAP 2 Aggregate revenue of GKN Driveline and Dana

The combination of GKN Driveline and Dana is on attractive terms for GKN shareholders  Consideration 47.25%1 of Dana Net ash component of $1.6bn (£1.2bn)2 IAS 19 net pension deficit of $1.0bn (£0.7bn)2 to be assumed by Dana  Synergies Annual run-rate cost synergies expected by the end of the third year after completion  Dana pro-forma capital structure Net debt / adjusted EBITDA 2017: c. 2.0x3  Timing, approvals and structure Subject to customary regulatory and shareholder approvals Targeting closing in the fourth quarter of 2018 GKN to have two designated non-executive directors on Dana Board New Dana a UK plc listed on the New York Stock Exchange  Pensions Pre-tax IAS19 pension deficit of £818m to be assumed by Dana UK deficit elimination plan agreed with trustees which is expected to enable GKN Aerospace to operate with no deficit in respect of its UK pension schemes  1 Equivalent to 133.4m New Dana shares. based on existing diluted shares outstanding of 148.9m Dana shares as at 5th March 2018 2 GBPUSD rate of 138 used as at close on 8th March 2018 per Bloomberg 4 Pro-forma net debt excluding IAS19 pension deficit adjusted EBITDA (including JVs, excluding synergies)

Pensions liability transfer to Dana 54% of group IAS19 deficit transferring as part of transaction  Global liabilities Global IAS19 deficit, pre-tax1GKN today £4,405m £1,504m deficit Includes £633 unfunded in Germany Transferred to Dana £1,375m £818m deficit Includes £597 unfunded in Germany, adjusted against the purchase price GKN pension post combination £3,030m £686m deficit Before impact of other actions  1 Pension deficits shown include US OPEB liabilities

UK deficit elimination plan agreed with the Trustees  De-risking the UK schemes  Liability reduction exercises -net impact is estimated to reduce UK IAS19 liabilities to around £1,988m at a cash cost of £183m, net of tax  Tackling the remaining deficit  £311m cash contribution, net of tax, to be paid to the Trustees from combination proceeds Investment strategy to be de-risked, with an anticipated funding discount rate in line with IAS19 In relation to the UK, deals with any section 75 issues

GKN after the Dana combination -pure play Aerospace business with 2017 £3.6bn revenue1  GKN is well-positioned today and ready to capture the next wave of value #2 position in Aero Engines2 and Structures3  Attractive Specialist Positions in niche markets Differentiated technologies  Global scale across 3 continents  52 sites across 14 countries  4 R&D centres  Approximately 17,000 people (FTEs) Revenue by product type, 2017 4 Niche Specialist Positions 16% Engines 33% Structures 51% Revenue by market, 2017 4 Military 28% Commercial 72% Revenue by customer, 2017 4 Other 29% Honeywell 3% Gulfstream 3% Safran 4% Rolls-Royce 5% Lockheed 7% GE 8% UTC 11% Boeing 11% Airbus 19% 1 Preliminary 2017 financials  2 See pages 124 and 213 of the “Aero Engine and IGT Components 2016” report by Counterpoint Market Intelligence Limited  3 See page 31 of the Aerostructures 2017” report by Counterpoint Market Intelligence Limited  4 Based on internal GKN sales data

Project Boost in GKN Aerospace  Manufacturing excellence Functional excellence Direct procurement Indirect procurement  Fix US sites Address loss making revenue streams Global Operating Model Standardisation & Industry 4.0 Site rationalisation Spend management  On our way towards our >14% core Aerospace target margin for 2020 1 before central costs  1 The trading margin target for 2020 should not be considered as a profit forecast or interpreted as such

Maximising shareholder value from two world class, focused businesses  GKN Aerospace - a world class standalone business Opportunity to re-rate in line with pure play Aerospace peers Aero Engines business expected to generate cash for decades to come Substantial cash and margin improvement expected through Project Boost Strong balance sheet and substantially de-risked pension position New management team with industry experience and turnaround and M&A expertise  GKN Driveline Dana combination - a world leading driveline business Two highly complementary businesses create a world leader in driveline; well-positioned in future technologies Substantial cost synergies expected over and above Project Boost Highly attractive deal: 47.25%1 ownership of the combination by GKN shareholders and £1.2bn net cash payment to GKN  Target return of up to £2.5bn cash to shareholders over the next three years Divestment of well-performing, well-positioned Powder Metallurgy business Cash proceeds from Dana combination Dividend policy -target average payout of 50% of free cash flow, adjusted to take account of the Dana transaction and non-core disposals Surplus cash to be distributed to GKN shareholders, subject to maintaining an investment grade rating  1 Equivalent to 133.4m New Dana shares based on existing diluted shares outstanding of 148.9m Dana shares as at 5th March 2018

Revised Melrose offer  The Board believes that Melrose’s revised offer continues to fundamentally undervalue GKN as it does not reflect:  The value of GKN’s world class Aerospace business as a standalone company The benefits of combining GKN Driveline and Dana The return of up to £2.5bn in cash to GKN shareholders over the next three years The illustrative trading sum-of-the-parts value of GKN as outlined in the Day 39 defence document  “Over the past few weeks, we have demonstrated how much we can achieve for our shareholders. We ask for shareholders’ support as we continue with the transformation  of GKN. Give us the opportunitld to finish the job. Reject Melrose’s offer.”  -Mike Turner, Chairman of GKN plc

Process and timeline  March 12: GKN put out ‘Day 39’ final defence document. Under normal circumstances, ‘Day 39’ is the last day that we could release material new information with regard to the Melrose deal  April 2: Last day for shareholders to accept Melrose’s offer. Note: Melrose has indicated March 29, which is the last working day  If our shareholders reject the offer (terminology is ‘if the offer lapses’) or if the offer is withdrawn Starting April 3, we will begin to prepare documentation to: -Separate the businesses -Receive anti-trust/regulatory approvals -Obtain shareholder approval (‘Class 1 Circular’) Extraordinary General Meetings for both GKN and Dana shareholders in fourth quarter 2018 If shareholders on both sides agree, expected completion later in fourth quarter 2018  If our shareholders accept the offer and no extension (e.g., for CFIUS approval) April 23 -Deal will close and Melrose will own GKN

Q&A